GALMED PHARMACEUTICALS LTD.

8 Shaul Hamelech Blvd.

Amot Hamishpat Bldg.

Tel Aviv, Israel 64733

February 28, 2014

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn: Jeffrey P. Riedler, Assistant Director

Re:	Galmed Pharmaceuticals Ltd. Registration Statement on Form F-1 Filed February 6, 2014 File No. 333-193792

Dear Mr. Riedler:

On behalf of Galmed Pharmaceuticals Ltd., an Israeli limited company (the “Company”), I am writing to respond to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in its letter to the Company, dated February 24, 2014, regarding the Company’s Registration Statement on Form F-1, filed with the SEC on February 6, 2014 (File No. 333-193792) (the “Registration Statement”).

Concurrently with this response, the Company is also publicly filing Amendment No. 1 to the Registration Statement (the “Amendment No. 1”), which reflects the revisions to the Registration Statement described herein. To expedite your review, we have enclosed with this letter a clean copy of Amendment No. 1, as well as a marked copy of the Amendment No. 1 showing all changes from the Registration Statement.

For your convenience, we have set forth the text of each of the Staff’s comments in bold, followed in each case by the Company’s response thereto.

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Critical Accounting Policies and Estimates
Stock-Based Compensation and Fair Value of Ordinary Shares, page 59

1. Please refer to prior comment 13 and address the following additional comments:

• Please separately tell us the estimated fair value per share of your common stock and the estimated fair value of each option at each grant date.

• Please separately provide us a description and quantification of the transactions that serve as a basis for your valuations, as “based on the purchase price paid by new external and independent investors with pharmaceutical or financial expertise in our convertible notes or around the time of our equity issuances” is vague.

• Please separately provide us a more informative explanation of the specific factors that caused the fair value of your common stock to change from each grant date, such as the “progress in the clinical development of our product candidates, submissions of new families of patent applications, new formulations of our product candidate and an investment round.”

• Please revise your disclosure to specifically highlight that the estimates of fair value you have made are highly complex and subjective.\

• Please revise your disclosure to specifically highlight that the estimates of the fair value of your common stock will not be necessary to estimate the fair value of new awards once the underlying shares begin trading.

Please note that we are deferring a final evaluation of stock compensation and other costs recognized until the amendment containing the estimated offering price is filed.

Company’s Response:

The Company has revised its disclosure to specifically highlight that the estimates of fair value that the Company has made are highly complex and subjective. The Company has also revised its disclosure to specifically highlight that the estimates of the fair value of the Company’s ordinary shares will not be necessary to estimate the fair value of new awards once the underlying shares begin trading. See page 59 of Amendment No. 1.

In addition to the revised disclosure addressing the Staff’s comments above, with respect to each of the bullet points reproduced below, the Company separately advises the Staff as follows:

• Please separately tell us the estimated fair value per share of your common stock and the estimated fair value of each option at each grant date.

The estimated fair value per share of the Company’s ordinary shares and the estimated fair value of each option at each grant date are as follows:

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Grant date	Number of options granted	Estimated fair value per share at grant date	Estimated fair value of each option at grant date	Notes
February 2002	53	$1,075.47	$832.00
January 2012	110	2,601.41	962.00
January 2012	110	2,601.41	1,066.00
January 2012	111	2,601.41	1,159.00
January 2012	331	2,601.41	831.00	1
December 2013	202	7,244.41	5,531.00
December 2013	12	7,244.41	6,465.00
December 2013	120	7,244.41	6,819.00
December 2013	120	7,244.41	6,879.00
December 2013	120	7,244.41	6,879.00
December 2013	321	7,244.41	6,979.00
December 2013	778	7,244.41	7,244.00

1	The warrants were issued with several performance conditions. The Company estimated that the conditional performances set forth in the agreement would not be met and accordingly did not record expenses attributable to those warrants. The warrants expired in May 2013.

• Please separately provide us a description and quantification of the transactions that serve as a basis for your valuations, as “based on the purchase price paid by new external and independent investors with pharmaceutical or financial expertise in our convertible notes or around the time of our equity issuances” is vague.

The following sets forth a description and quantification of the transactions that serve as a basis for the Company’s valuations:

Grant date	Number of options granted	Notes
February 2002	53	1
January 2012	331	2
January 2012	331	3
December 2013	1,673	4

1	The Company determined the estimated fair value per share at the grant date on the basis of the initial issuance of ordinary shares in September 2000, which reflected a valuation of the Company of $4,500,000 (or $1,075.47 per share).

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2	The warrants were issued with several performance conditions. The Company estimated that the conditional performances set forth in the agreement would not be met and accordingly did not record expenses attributable to those warrants. The warrants expired in May 2013.

3	The Company determined the estimated fair value per share at the grant date on the basis of capital notes issued, which occurred on the same date and which reflected a valuation of the Company of $25,000,000 (or $2,601.41 per share).

4	The Company determined the estimated fair value per share at the grant date, which reflected a valuation of the Company of $80,000,000 (or $7,244.41 per share), on the basis of its agreement with the underwriters for purposes of the engagement letter with the underwriters, which was executed in November 2013.

• Please separately provide us a more informative explanation of the specific factors that caused the fair value of your common stock to change from each grant date, such as the “progress in the clinical development of our product candidates, submissions of new families of patent applications, new formulations of our product candidate and an investment round.”

The following sets forth a more informative explanation of the specific factors that caused the fair value of the Company’s ordinary shares to change from each grant date:

The Company believes that the following events, which occurred between October 2000 and February 18, 2002, were among the factors that caused the fair value of the Company’s ordinary shares to increase during such period from $1,000 per share (at the time of the execution of the Company’s founders agreement) to $1,075 per share (at the time of a certain option grant on February 18, 2002).

Event	Date
Research agreement with Ichiliv Hospital and Prof. Zamir Halperin - preclinical studies of FABACs	December 27, 2000
Research agreement with CJ Conciel - Laboratory examinations of FABACs	January 8, 2001
Research agreement with Daren Laboratories Stage I of scaled up synthesis of FABACs	November 5, 2001

The Company believes that the following events, which occurred between February 18, 2002 and January 2012, were among the factors that caused the fair value of the Company’s ordinary shares to increase during such period from $1,075 per share (at the time of a certain option grant on February 18, 2002) to $2,061.41 per share (at the time of the initial grant of the Warrant (as defined in the Registration Statement)).

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Event	Date
Filing of patent application in the United States, Europe and other countries	April 15, 2002
Grant of patent in the United States	May 7, 2002
Grant of patent in the United States	May 28, 2002
Grant of patent in Europe	August 28, 2002
Settlement Agreement between Galmed International Limited and Aventis Pharma Deutschland GmbH	October 10, 2002
Grant of patent in the United States	July 8, 2003
Grant of patent in Europe	June 20, 2007
Pre-IND meeting with the FDA	November 26, 2007
Following the Helsinki Committee approval, an approval of the Central Committee for Clinical Trials in Human Subjects (Phase I)	July 2, 2008
Filing of patent in the United States	January 28, 2009
Grant of patent in the United States	March 10, 2009
Grant of patent in Europe	June 3, 2009
Aramchol was selected as one of the top 10 most interesting projects to be presented at Windhover Partnerships meeting	September 15, 2009
Successful Completion of Initial Phase I Study of Aramchol	October 2009
Filing of patent application in the United States, Europe and other countries	February 1, 2010
Following the Helsinki Committee approval, an approval of the Central Committee for Clinical Trials in Human Subjects (Phase II)	April 28, 2010
Bridge Loans ($1.8 million)	2009-2011

The Company believes that the following events, which occurred between January 2012 and December 22, 2013, were among the factors that caused the fair value of the Company’s ordinary shares to increase during such period from $2,601.41 per share (at the time of the initial grant of the Warrant (as defined in the Registration Statement)) to $7,244.41 per share (at the time of certain option grants to members of senior management).

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Event	Date
Convertible Loan Agreement ($3.7 million)	January 2012
Grant of patent in the United States	February 7, 2012
Completion of the Phase IIa study – aramchol protocol no. 003	March 2012
Invitation to present the study results as late-breaker news at the International Liver Congress EASL 2012 in Barcelona, Spain	April 18, 2012 - April 22, 2012
Memorandum of Understanding between Enterome Bioscience and Galmed Medical Research Ltd.	October 30, 2012
Filing of patent application in the United States - Submission of new pending patents for salts which are new composition of matter are also important as they prolong the patents life of the company by 20 years	December 4, 2013
Convertible Security Notes ($1.8 million)	August-September 2013
Conversion of all outstanding amount under the Bridge Loans ($1.8 million) and the Convertible Loan Agreement ($3.7 million)	December 22, 2013
Share Purchase Agreement with Shirat HaChaim Ltd. ($120,000)	December 31, 2013

2. Please provide us a calculation supporting your stock-based compensation expense recognized in the fourth quarter of 2013 of $10.9 million.

Company’s Response:

The Company’s stock-based compensation expense recognized in the fourth quarter of 2013 of $10.9 million was calculated as follows:

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Grant date	Number of options granted	Exercise price	Vesting period	Estimated fair value per share at grant date	Fair value of each option at grant date	Compensation expense recognized in fiscal year ended December 31, 2013	Compensation expense recognized in the nine months ended September 30, 2013	Compensation expense recognized in the three months ended December 31, 2013	Notes
February 2002	53	$1,075.47	Fully vested	$1,075.47	$832	$-	$-	$-
January 2012	110	2,601.41	Over one year	2,601.41	962	-	-	-
January 2012	110	2,601.41	Over two years	2,601.41	1,066	58,478	44,125	14,353
January 2012	111	2,601.41	Over three years	2,601.41	1,159	43,127	31,959	11,168
January 2012	331	2,601.41	Performance-based conditions	2,601.41	831	-	-	-	1
December 2013	202	2,601.41	Fully vested	7,244.41	5,628	1,136,955	-	1,136,955
December 2013	12	923.20	Fully vested	7,244.41	6,465	78,232	-	78,232
December 2013	120	461.60	Fully vested	7,244.41	6,851	822,073	-	822,073
December 2013	120	390.00	Fully vested	7,244.41	6,907	828,861	-	828,861
December 2013	120	390.00	Over two years	7,244.41	6,907	-	-	-
December 2013	321	276.96	Fully vested	7,244.41	7,000	2,246,930	-	2,246,930
December 2013	778	0.01	Fully vested	7,244.41	7,244	5,636,146	-	5,636,146
						10,850,802	76,084	10,774,718

1	The warrants were issued with several performance conditions. The Company estimated that the conditional performances set forth in the agreement would not be met and accordingly did not record expenses attributable to those warrants. The warrants expired in May 2013.

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Business
Historical Background and Corporate Structure, page 109

3. The Reorganization, completed on February 2, 2014, transferred the ownership of the biopharmaceutical business and subsidiary holdings of Galmed Holdings, Inc. to Galmed Pharmaceuticals, Ltd. Your disclosure on page 129, which states that options were issued “to purchase 1,463 shares of GHI (or 1,066,527 of our ordinary shares),” appears to indicate the existence of a share exchange ratio in the Reorganization. Please describe and quantify this share exchange ratio and the related impact on all share and per share amounts as disclosed in your filing. Please tell us how you intend to reflect the Reorganization in the historical financial statements you present in your filing and reference for us the authoritative literature you rely upon to support your presentation. In your response, at a minimum, please specifically tell us how you intend to present your historical earnings per share and equity information as well as your capitalization table and dilution disclosures.

Company’s Response:

The Staff is respectfully advised that as part of the Reorganization (as defined in the Registration Statement) and in preparation for the upcoming offering, the Company was capitalized based on an identical share and ownership structure and holdings as Galmed Holdings Inc. (“GHI”), and contemporaneously the Company effected a stock split of 729:1. See pages 7, 109 and 129 of Amendment No. 1. On February 2, 2014, the Company succeeded to all of GHI’s operations. The Reorganization is considered a restructuring under common control to be accounted for using historical carrying amounts. The Staff is advised that the Company (which is also the successor to GHI) is the entity that effected the 729:1 stock split, and such split should be reflected in the Company’s books retroactively. Because, as of the balance sheet date (i.e., December 31, 2013), the Company had not yet succeeded to GHI’s operations, the financial statements included in Amendment No. 1 are those of GHI, the Company’s predecessor, which did not effect such stock split. Thus, to more accurately reflect the Company’s financial position in Amendment No. 1, the Company has presented GHI’s financial statements along with a proforma balance sheet and a proforma statement of operations, each of which give effect to the 729:1 stock split effected by the Company. As of December 31, 2013, the financial statements of the Company and GHI would differ only in the capital structure, which is a result of the 729:1 stock split. Thus, the Company believes that by including GHI’s financial statements together with a proforma balance sheet and a proforma statement of operations, each giving effect to the stock split, the Company more fairly and accurately presents the its financial position.

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As the Reorganization is economically similar to a capital restructuring of the same entity, as discussed in section 3430 of the Financial Reporting Manual, the Company believes that a solution in that spirit may be useful and may serve as a solution to the comment raised by the Staff above. The Company will reflect the Reorganization in the capitalization table and dilution disclosures included in Amendment No. 1. See pages 42 and 53-55 of Amendment No. 1. In future periods covering the Reorganization, the Company will provide financial statements reflecting the stock split with comparative periods of the predecessor, GHI.

In addition to the foregoing revisions to the Registration Statement in response to the Staff’s comments and certain non-substantive conforming changes, the Company has revised the Registration Statement (including the exhibits and financial statements thereto) to: (i) include certain pricing-related information, including, but not limited to, the estimated price range per Share (as defined in the Registration Statement); (ii) include certain recent events that occurred since the filing of the Registration Statement; (iii) include certain share numbers and ownership percentages with respect to principal shareholders and certain members of the Company’s management, and make conforming changes throughout the prospectus; and (iv) replace, update and/or include certain exhibits, including updating the date of the auditor’s report and consent.

On behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding the Staff’s comments, in the event that the Company requests acceleration of the effective date of the pending Registration Statement, the Company will provide a written statement acknowledging that:

•	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

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We thank you in advance for your consideration of this response. If you have any questions regarding this response, please call the Company’s outside counsel, Robert L. Grossman, Esq. of Greenberg Traurig, P.A. at (305) 579-0756.

Sincerely,

/s/ Allen Baharaff
Allen Baharaff Chief Executive Officer

cc:	Robert L. Grossman, Esq.,
Greenberg Traurig, P.A.

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